As filed with the Securities and Exchange Commission on July 1, 2024
Securities Act File No. 333-260122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.     ☐
Post-Effective Amendment No. 5 ☒

BLUE OWL CREDIT INCOME CORP.
(Exact name of registrant as specified in charter)

399 Park Avenue
New York, NY 10022
(212) 419-3000
(Address and telephone number, including area code, of principal executive offices)

Bryan Cole
Chief Operating Officer and Chief Financial Officer
399 Park Avenue
New York, NY 10022
(Name and address of agent for service)

COPIES TO:
Cynthia M. Krus, Esq.
Kristin H. Burns, Esq.
Dwaune L. Dupree, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20004
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of commencement of proposed public offering:
As soon as practicable after the effective date of this Registration Statement.
☐   Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒   Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐   Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐   Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐   Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐   when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:
☐   This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐   This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                     .
☐   This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                      .
☒   This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-260122.
Check each box that appropriately characterizes the Registrant:
☐   Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐   Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐   Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐   A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐   Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐   Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐   If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐   New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-260122) of Blue Owl Credit Income Corp. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the SEC. The contents of the Registration Statement are hereby incorporated by reference.
PART C
Other Information
Item 25.    Financial Statements and Exhibits
(1)Financial Statements
The following financial statements of Blue Owl Credit Income Corp. are included in Part A of this registration statement.
FINANCIAL STATEMENTS:
AUDITED FINANCIAL STATEMENTS
(2)Exhibits

Exhibits

(a)(1)	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit (a)(1) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(a)(2)
Articles of Amendment and Restatement, dated February 23, 2021, as amended June  22, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 10, 2023).

(a)(3)	Articles of Amendment, dated June 24, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 26, 2024).

(b)(1)	Third Amended and Restated Bylaws, dated November 6, 2023 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2023).

(d)(1)	Subscription Agreement (incorporated by reference to Appendix A to the Company’s Registration Statement on Form N-2, filed on December 13, 2023).

(d)(2)
Indenture, dated as of September  23, 2021, by and between Owl Rock Core Income Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on September  24, 2021).

Exhibits

(d)(3)
First Supplemental Indenture, dated as of September  23, 2021, relating to the 3.125% notes due 2026, by and between Owl Rock Core Income Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(d)(4)	Form of 3.125% notes due 2026 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(d)(5)
Form of 3.125% notes due 2026 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9)  of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(d)(6)
Registration Rights Agreement, dated as of September  23, 2021, by and among Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(d)(7)
Second Supplemental Indenture, dated as of February  8, 2022, relating to the 4.70% notes due 2027, by and between Owl Rock Core Income Corp. and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit  4.2 to the Company’s Current Report on Form 8-K, filed on February 8, 2022).

(d)(8)	Form of 4.70% notes due 2027 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on February 8, 2022).

(d)(9)
Form of 4.70% notes due 2027 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9)  of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed on February 8, 2022).

(d)(10)
Third Supplemental Indenture, dated as of March  29, 2022, relating to the 5.500% notes due 2025, by and between Owl Rock Core Income Corp. and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 29, 2022).

(d)(11)	Form of 5.500% notes due 2025 sold in reliance on Rule 144A of the Securities Act (incorporated by Reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed March 29, 2022).

(d)(12)
Form of 5.500% notes due 2025 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9)  of the Securities Act (incorporated by Reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed March 29, 2022).

(d)(13)
Fourth Supplemental Indenture, dated as of September  16, 2022, relating to the 7.750% notes due 2027, by and between Owl Rock Core Income Corp. and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (incorporated by Reference to exhibit  4.2 to the Company’s Current Report on Form 8-K filed September 19, 2022).

(d)(14)	Form of 7.750% notes due 2027 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on September 19, 2022).

(d)(15)
Form of 7.750% notes due 2027 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9)  of the Securities Act (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K, filed on September 19, 2022).

(d)(16)
Fifth Supplemental Indenture, dated as of June  13, 2023, relating to the 7.950% notes due 2028, by and between Owl Rock Core Income Corp. and Truist Bank, as successor to Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as truste (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on June 14, 2023).

(d)(17)
Agreement of Removal, Appointment and Acceptance, dated November  30, 2022, by and among Owl Rock Core Income Corp., Computershare Trust Company, N.A. and Truist Bank (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form  8-K, filed on November 30, 2022).

(d)(18)	Form of 7.950% notes due 2028 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on June 14, 2023).

(d)(19)
Form of 7.950% notes due 2028 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9)  of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed on June 14, 2023).

Exhibits

(d)(20)
Registration Rights Agreement, dated as of June  13, 2023, by and among RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on June 14, 2023).

(d)(21)
Registration Rights Agreement, dated as of July  21, 2023, by and among SMBC Nikko Securities America, Inc., RBC Capital Markets, LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on July 21, 2023).

(d)(22)
Sixth Supplemental Indenture, dated as of December  4, 2023, relating to the 7.750% notes due 2029, by and between the Company and Truist Bank, as successor to Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on December 4, 2023).

(d)(23)	Form of 7.750% notes due 2029 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on December 4, 2023).

(d)(24)
Form of 7.750% notes due 2029 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9)  of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed on December 4, 2023).

(d)(25)
Registration Rights Agreement, dated as of December  4, 2023, by and among the Company and SMBC Nikko Securities America, Inc., Goldman Sachs  & Co. LLC, J.P. Morgan Securities LLC and MUFG Securities Americas Inc., as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on December 4, 2023).

(d)(26)
Seventh Supplemental Indenture, dated as of February 1, 2024, relating to the 6.650% notes due 2031, by and between Blue Owl Credit Income Corp. and Truist Bank, as successor to Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on February 1, 2024).

(d)(27)	Form of 6.650% Notes due 2031 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on February 1, 2024).

(d)(28)
Form of 6.650% Notes due 2031 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9) of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed on February 1, 2024).

(d)(29)
Registration Rights Agreement, dated as of February 1, 2024, by and among Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, MUFG Securities Americas Inc., SMBC Nikko Securities America, Inc. and Truist Securities, Inc., as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on February 1, 2024).

(d)(30)
Eighth Supplemental Indenture, dated as of May 21, 2024, relating to the 6.600% notes due 2029, by and between the Company and Truist Bank, as successor to Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 21, 2024).

(d)(31)	Form of 6.600% notes due 2029 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on May 21, 2024).

(d)(32)	Form of 6.600% notes due 2029 sold in reliance on Regulation S of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed on May 21, 2024).

(d)(33)
Registration Rights Agreement, dated as of May 21, 2024, by and among the Company and SMBC Nikko Securities America, Inc., ING Financial Markets LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc. and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on May 21, 2024).

(e)	Amended and Restated Distribution Reinvestment Plan effective as of May 6, 2024 (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q, filed on May 9, 2024).

(g)(1)	Amended and Restated Investment Advisory Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated May 19, 2021).

Exhibits

(h)(1)	Dealer Manager Agreement (incorporated by reference to Exhibit (h)(1) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(h)(2)	Amendment No. 1 to the Dealer Manager Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on February 23, 2021).

(h)(3)
Form of Participating Broker-Dealer Agreement (Included as Exhibit A to the Form of Dealer Manager Agreement)(incorporated by reference to Exhibit (h)(2) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(h)(4)	Shareholder Services Plan (incorporated by reference to Exhibit (h)(3) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(j)	Custodian Agreement (incorporated by reference to Exhibit (j) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(1)	Amended and Restated Administration Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated May 19, 2021).

(k)(2)	License Agreement (incorporated by reference to Exhibit (k)(2) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(3)	Form of Escrow Agreement (incorporated by reference to Exhibit (k)(3) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(4)
Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser (incorporated by reference to Exhibit (k)(4) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(5)	Amended and Restated Multi-Class Plan (incorporated by reference to Exhibit (k)(5) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed on December 13, 2023).

(k)(6)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed February 23, 2021).

(k)(7)
Credit Agreement, dated as of September  16, 2021, among Core Income Funding I LLC, as Borrower, the Lenders referred to therein, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as collateral Agent, Collateral Administrator, Custodian and Alter Domus (US) LLC as document custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 20, 2021).

(k)(8)
Sale and Contribution Agreement, dated as of September  16, 2021, between Owl Rock Core Income Corp., as Seller and Core Income Funding I LLC, as Purchaser (incorporated by reference to Exhibit  10.2 to the Company’s Current Report on Form 8-K, filed on September 20, 2021).

(k)(9)
Sale and Contribution Agreement, dated as of October  5, 2021, between Owl Rock Core Income Corp., as Seller and Core Income Funding II LLC, as Purchaser (incorporated by reference to Exhibit  10.2 to the Company’s Current Report on Form 8-K, filed on October 7, 2021).

(k)(10)
Amendment No. 1 to Loan Financing and Servicing Agreement, dated as of October  27, 2021, among Core Income Funding II LLC, as Borrower, Owl Rock Core Income Corp., as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Alter Domus (US) LLC as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2021).

(k)(11)
Amendment No. 3 to Loan Financing and Servicing Agreement, dated as of February  18, 2022, among Core Income Financing II LLC, as borrower, Deutsche Bank AG, New York Branch, as facility agent, Owl Rock Core Income Corp. as equityholder and as services provider and Deutsche Bank AG, New York Branch as an agent and as a committed lender (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on February 24, 2022).

(k)(12)
Credit Agreement, dated as of March  16, 2022, among Core Income Funding IV LLC, as Borrower, the Lenders from time to time parties thereto, Sumitomo Mitsui Banking Corporation, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian and Alter Domus (US) LLC as Document Custodian (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on March 21, 2022).

Exhibits

(k)(13)
Sale and Contribution Agreement, dated as of March  16, 2022, between Owl Rock Core Income Corp., as Seller and Core Income Funding IV LLC, as Purchaser (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on March  21, 2022).

(k)(14)
Credit Agreement, dated as of March  24, 2022, among Core Income Funding III LLC, as Borrower, Owl Rock Capital Advisors LLC, as Servicer, the Lenders from time to time parties thereto, Bank of America, N.A., as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Alter Domus (US) LLC as Collateral Custodian and Bank of America, N.A., as Sole Lead Arranger and Sole Book Manager (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on March 28, 2022).

(k)(15)
Sale and Contribution Agreement, dated as of March  24, 2022, between Owl Rock Core Income Corp., as Seller and Core Income Funding III LLC, as Purchaser (incorporated by reference to Exhibit  10.2 of the Company’s Current Report on Form 8-K, filed on March 28, 2022).

(k)(16)
Amendment No. 4 to the Loan Financing and Servicing Agreement, dated as of April  11, 2022, among Core Income Funding II LLC, as Borrower, Owl Rock Core Income Corp., as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on April 13, 2022).

(k)(17)
Amendment No. 5 to the Loan Financing and Servicing Agreement, dated as of May  3, 2022, among Core Income Funding II LLC, as Borrower, Owl Rock Core Income Corp., as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on May 5, 2022).

(k)(18)
Joinder Agreement, dated as of July  11, 2022, by and among, Webster Bank, N.A., Core Income Funding II LLC and Deutsche Bank AG, New York Branch (the “Webster Joinder Agreement”) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 12, 2022).

(k)(19)
Form of Loan Financing and Servicing Agreement, dated as of October  5, 2021, among Core Income Funding II LLC, as Borrower, Owl Rock Core Income Corp., as Equityholder and Services Provider, each Lender from time to time party thereto, the Agents for each Lender Group from time to time parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian, and Deutsche Bank AG, New York Branch, as Facility Agent, as conformed through the Webster Joinder Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on July 12, 2022).

(k)(20)
Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August  11, 2022, among Owl Rock Core Income Corp. as Borrower, the Lenders and Issuing Banks party thereto, and Sumitomo Mitsui Banking Corporation as Administrative Agent (incorporated by reference to Exhibit  10.1 of the Company’s Quarterly Report on Form 10-Q, filed on August 11, 2022).

(k)(21)
Amendment No. 6 to the Loan Financing and Servicing Agreement, dated as of August  1, 2022, among Core Income Funding II LLC, as Borrower, Owl Rock Core Income Corp., as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on August 4, 2022).

(k)(22)
Indenture and Security Agreement, dated as of October  21, 2022 by and between Owl Rock CLO VIII, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit  10.1 to the Company’s Current Report on Form 8-K, filed on October 25, 2022).

(k)(23)
Collateral Management Agreement, dated as of October  21, 2022, between Owl Rock CLO VIII, LLC and Owl Rock Capital Advisors LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October  25, 2022).

(k)(24)
Loan Sale Agreement, dated as of October  21, 2022, between Owl Rock Core Income Corp., as Seller and Owl Rock CLO VIII, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form  8-K, filed on October 25, 2022).

Exhibits

(k)(25)
Loan Sale Agreement, dated as of October  21, 2022, between Core Income Funding I LLC, as Seller and Owl Rock CLO VIII, LLC, as Purchaser (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form  8-K, filed on October 25, 2022).

(k)(26)
Class A-L1 Loan Agreement, dated as of October  21, 2022, among Owl Rock CLO VIII, LLC, as Borrower, State Street Bank and Trust Company, as Loan Agent, State Street Bank and Trust Company as Collateral Trustee and each of the Class  A-L1 Lenders party thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on October 25, 2022).

(k)(27)
ORCIC Senior Loan Fund LLC Amended and Restated Limited Liability Company Agreement, dated November  2, 2022, by and between Owl Rock Core Income Corp. and State Teachers Retirement System of Ohio (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form  8-K, filed on November 3, 2022).

(k)(28)
Loan and Security Agreement, dated March  9, 2023, by and among Owl Rock Core Income Corp., as Servicer and Equityholder, Core Income Funding V LLC, as Borrower, Wells Fargo Bank, National Association, as administrative agent and each of the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on March 10, 2023).

(k)(29)
Sale and Contribution Agreement, dated March  9, 2023, between Owl Rock Core Income Corp., as Seller and Cor e Income F undin g V LLC, as Purchaser (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on March  10, 2023).

(k)(30)
Indenture and Security Agreement, dated as of May  24, 2023 by and between Owl Rock CLO XI, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on May 26, 2023).

(k)(31)
Collateral Management Agreement, dated as of May  24, 2023, between Owl Rock CLO XI, LLC and Owl Rock Capital Advisors LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on May 26, 2023).

(k)(32)
Loan Sale Agreement, dated as of May  24, 2023, between Owl Rock Core Income Corp., as Seller and Owl Rock CLO XI, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed on May 26, 2023) .

(k)(33)
Loan Sale Agreement, dated as of May  24, 2023, between Core Income Funding IV LLC, as Seller and Owl Rock CLO XI, LLC, as Purchaser (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed on May 26, 2023).

(k)(34)
Class A-1L Loan Agreement, dated as of May  24, 2023, among Owl Rock CLO XI, LLC, as Borrower, State Street Bank and Trust Company, as Loan Agent, State Street Bank and Trust Company as Collateral Trustee and each of the Class  A-1L Lenders party thereto (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, filed on May 26, 2023).

(k)(35)
Amendment No.  2 to the Credit Agreement by and among Core Income Funding I LLC, as Borrower, the Lenders referred to therein, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Alter Domus (US) LLC as document custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 23, 2023).

(k)(36)	License Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on July 6, 2023).

(k)(37)
Indenture and Security Agreement, dated as of July  18, 2023 by and between Owl Rock CLO XII, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 19, 2023).

(k)(38)
Collateral Management Agreement, dated as of July  18, 2023, between Owl Rock CLO XII, LLC and Blue Owl Credit Advisors LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on July 19, 2023).

(k)(39)
Loan Sale Agreement, dated as of July  18, 2023, between Blue Owl Credit Income Corp., as Seller and Owl Rock CLO XII, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on July 19, 2023).

Exhibits

(k)(40)
Loan Sale Agreement, dated as of July  18, 2023, between Core Income Funding III LLC, as Seller and Owl Rock CLO XII, LLC, as Purchaser (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on July 19, 2023).

(k)(41)
Class A-1L Credit Agreement, dated as of July  18, 2023, among Owl Rock CLO XII, LLC, as Borrower, State Street Bank and Trust Company, as Loan Agent, State Street Bank and Trust Company as Collateral Trustee and each of the Class  A-1L Lenders party thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on July 19, 2023).

(k)(42)
Credit Agreement, dated as of August  29, 2023, among Core Income Funding VI LLC, as Borrower, the Lenders referred to therein, The Bank of Nova Scotia, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Alter Domus (US) LLC as Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 31, 2023).

(k)(43)
Sale and Contribution Agreement, dated as of August  29, 2023, between Blue Owl Credit Income Corp., as Seller, and Core Income Funding VI LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on August  31, 2023).

(k)(44)
First Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November  2, 2023, among Blue Owl Credit Income Corp. (f/k/a Owl Rock Core Income Corp.) as Borrower, the Lenders and Issuing Banks party thereto, and Sumitomo Mitsui Banking Corporation as Administrative Agent (incorporated by reference to Exhibit  10.54 to the Company’s Annual Report on Form 10-K, filed on March 7, 2024).

(k)(45)
First Amendment to Credit Agreement, dated as of November  21, 2023, among Core Income Funding III LLC, as Borrower, Blue Owl Credit Advisors LLC, as Servicers, the Lenders from time to time parties thereto, Bank of America, N.A., as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Alter Domus (US) LLC as Collateral Custodian and Bank of America, N.A., as Sole Lead Arranger and Sole Book Manager (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 27, 2023).

(k)(46)
Indenture and Security Agreement, dated as of January  30, 2024, by and between Owl Rock CLO XV, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 1, 2024).

(k)(47)
Collateral Management Agreement, dated as of January  30, 2024, between Owl Rock CLO XV, LLC and Blue Owl Credit Advisors LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 1, 2024).

(k)(48)
Loan Sale Agreement, dated as of January  30, 2024, between Blue Owl Credit Income Corp., as Seller and Owl Rock CLO XV, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on February 1, 2024).

(k)(49)
Loan Sale Agreement, dated as of January  30, 2024, between Core Income Funding I LLC, as Seller and Owl Rock CLO XV, LLC, as Purchaser (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on February 1, 2024).

(k)(50)
Amendment No. 1 to the Credit Agreement, dated as of March  1, 2024, among Core Income Funding VI LLC, as Borrower, the Lenders party thereto, The Bank of Nova Scotia, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Alter Domus (US) LLC as Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 6, 2024).

(k)(51)
Indenture, dated as of March  7, 2024, by and between Owl Rock CLO XVI, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 11, 2024).

(k)(52)
Collateral Management Agreement, dated as of March  7, 2024, between Owl Rock CLO XVI, LLC and Blue Owl Credit Advisors LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 11, 2024).

(k)(53)
Loan Sale Agreement, dated as of March  7, 2024, between Blue Owl Credit Income Corp., as Seller and Owl Rock CLO XVI, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on March 11, 2024).

Exhibits

(k)(54)
Loan Sale Agreement, dated as of March  7, 2024, between Core Income Funding II LLC, as Seller and Owl Rock CLO XVI, LLC, as Purchaser (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on March 11, 2024).

(k)(55)
Amendment No. 7 to the Loan Financing and Servicing Agreement, dated as of March  7, 2024, among Core Income Funding II LLC, as Borrower, Blue Owl Credit Income Corp., as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche  Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on March 11, 2024).

(k)(56)
Second Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 19, 2024, among Blue Owl Credit Income Corp., the Subsidiary Guarantors party thereto, Citibank, N.A., as a Lender, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q, filed on May 9, 2024).

(k)(57)
Credit and Security Agreement, dated as of May 21, 2024, among Core Income Funding VII LLC, as Borrower, Blue Owl Credit Income Corp., as Collateral Manager and Equityholder, the Lenders from time to time parties thereto, Citibank, N.A., as Administrative Agent, and State Street Bank and Trust Company, as Collateral Agent and Collateral Administrator (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 23, 2024).

(k)(58)
Sale and Contribution Agreement, dated as of May 21, 2024, between Blue Owl Credit Income Corp., as Seller, and Core Income Funding VII LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 23, 2024).

(l)	Opinion of Eversheds Sutherland (US) LLP (incorporated by reference to Exhibit (l) to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2, filed on April 2, 2024).

(n)(1)
Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit (n)(l) to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2, filed on April 2, 2024).

(n)(2)
Report of Independent Registered Accounting Firm on Supplemental Information (incorporated by reference to Exhibit (n)(2) to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2, filed on April 2, 2024).

(n)(3)	Power of Attorney (incorporated by reference to Exhibit (n)(3) to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2, filed on April 2, 2024).

(r)	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Annual Report on Form 10-K, filed on March 7, 2024).
(s)	Filing Fees Table (incorporated by reference to Exhibit (s) to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2, filed on April 2, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(104)	Cover Page Interactive Data (embedded within the Inline XBRL document).
Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$1,578,290
FINRA filing fee	$225,500
Legal	$1,489,198	*
Printing	$497,693	*
Accounting	$87,060	*
Blue Sky Expenses	$2,378,013	*
Advertising and Sales	$0	*
Literature	$0	*
Due Diligence	$12,350	*
Miscellaneous fees and expenses	$481,916	*
Total	$6,750,000
__________________
*Amounts are estimates.

Item 28. Persons Controlled By Or Under Common Control
The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

ORCIC AH LLC (Delaware)	100%
ORCIC BC 2 LLC (Delaware)	100%
ORCIC BC 3 LLC (Delaware)	100%
ORCIC BC 4 LLC (Delaware)	100%
ORCIC BC 5 LLC (Delaware)	100%
ORCIC BC 6 LLC (Delaware)	100%
ORCIC BC 7 LLC (Delaware)	100%
ORCIC BC 8 LLC (Delaware)	100%
ORCIC AAM RH LLC (Delaware)	100%
ORCIC AAM LLC (Delaware)	100%
ORCIC FSI LLC (Delaware)	100%
ORCIC BC 13 LLC (Delaware)	100%
ORCIC BC 14 LLC (Delaware)	100%
ORCIC BC 15 LLC (Delaware)	100%
ORCIC BC 16 LLC (Delaware)	100%
ORCIC BC 17 LLC (Delaware)	100%
ORCIC BC 18 LLC (Delaware)	100%
OR Lending IC LLC (Delaware)	100%
ORCIC PCF LLC (Delaware)	100%
Core Income Funding I LLC (Delaware)	100%
Core Income Funding II LLC (Delaware)	100%
Core Income Funding III LLC (Delaware)	100%
Core Income Funding IV LLC (Delaware)	100%
Core Income Funding V LLC (Delaware)	100%
Core Income Funding VI LLC (Delaware)	100%
Core Income Funding VII LLC (Delaware)	100%
Owl Rock CLO VIII, LLC (Delaware)	100%
Owl Rock CLO XI, LLC (Delaware)	100%
Owl Rock CLO XII, LLC (Delaware)	100%
Owl Rock CLO XV, LLC (Delaware)	100%
Owl Rock CLO XVI, LLC (Delaware)	100%
See “Management of the Company,” “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Shareholders” in the Prospectus contained herein.

Item 29. Number Of Holders Of Securities
The following table sets forth the number of record holders of the Registrant’s common stock at April 2, 2024.

Title of Class	Number of Record Holders
Class S Shares	24,680
Class D Shares	696
Class I Shares	20,865
Item 30. Indemnification
The information contained under the heading “Description of our Capital Stock” is incorporated herein by reference.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.
The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.
Item 31. Business and Other Connections of Adviser
A description of any other business, profession, vocation or employment of a substantial nature in which Blue Owl Credit Advisors LLC, and each managing director, director or executive officer of Blue Owl Credit Advisors LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Adviser.” Additional information regarding Blue Owl Credit Advisors LLC and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-107232), and is incorporated herein by reference.
Item 32.    Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:
(1)the Registrant;
(2)the Transfer Agent;
(3)the Custodian;
(4)the Investment Adviser; and
(5)the Administrator.

Item 33.    Management Services
Not Applicable.
Item 34.    Undertakings
We hereby undertake:
(1)to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;
(5)that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(iii)the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)that, for purpose of determining any liability under the Securities Act:
(i)the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(ii)each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and
(7)to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 1st day of July, 2024

BLUE OWL CREDIT INCOME CORP.

By:	/s/ Bryan Cole
Name: Bryan Cole
Title: Chief Operating Officer and Chief Financial Officer

Name	Title

*
Craig W. Packer	Chief Executive Officer, President and Director

*
Edward D’Alelio	Chairman of the Board, Director

*
Melissa Weiler	Director

*
Christopher M. Temple	Director

*
Eric Kaye	Director

*
Victor Woolridge	Director

/s/ Bryan Cole
Bryan Cole	Chief Operating Officer and Chief Financial Officer

*
Matthew Swatt	Co-Treasurer, Co-Controller, and Co-Chief Accounting Officer

*
Shari Withem	Co-Treasurer, Co-Controller, and Co-Chief Accounting Officer

*
Jennifer McMillon	Co-Treasurer, Co-Controller, and Co-Chief Accounting Officer
___________________
*Signed by Bryan Cole pursuant to powers of attorney signed by each individual filed with Post-Effective Amendment No. 4 to this Registration Statement on April 2, 2024.